April 13, 2011	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	SEC Comment Letter Dated April 4, 2011

DARA BioSciences, Inc. Registration Statement on Form S-3

Filed March 25, 2011 (the “Registration Statement”)

File No. 333-173098

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comments in the staff’s comment letter dated April 4, 2011.

The Company has today filed Pre-Effective Amendment No. 1 to the Registration Statement.

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Registration Statement on Form S-3

Where You Can Find More Information, page 1

1.	Please amend the list of filings incorporated by reference on page 1 to include the Form 8-K filed by the company on February 3, 2011 relating to Item 8.01 of Form 8-K.

Company Response:

The Company has amended the list of filings incorporated by reference on page 1 to include the Form 8-K filed by the Company on February 3, 2011 relating to Item 8.01 of Form 8-K.

U.S. Securities and Exchange Commission

Attention: Laura Crotty

April 13, 2011

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch
Mark R. Busch

cc:	Richard A. Franco, Sr.